

07006804

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52725

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CF Global Trading, LLC and subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Merritt 7
(No. and Street)

Norwalk (City) CT (State) 06851 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Chace (203) 352-6700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions

SEC MAIL PROCESSING SECTION RECEIVED APR 2007 WASH D.C.

PROCESSED APR 13 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Scott W. Chace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CF Global Trading, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

S. W. Chace
Signature

Managing Partner
Title

Diane Rubin
Notary Public

DIANE RUBIN
Notary Public, State of New York
No. 01RU4935889
Qualified in Queens County
Commission Expires August 1, 20 10

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
CF Global Trading, LLC
Stamford, Connecticut

We have audited the accompanying consolidated statement of financial condition of CF Global Trading, LLC and subsidiaries (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
March 23, 2007

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2006

ASSETS	
Cash and cash equivalents	$ 2,575,561
Due from brokers	8,055,822
Securities owned - at fair value	668,232
Furniture, equipment and leasehold improvements, at cost - net of accumulated depreciation and amortization of $1,082,155	594,896
Other assets	1,169,014
	$ 13,063,525
LIABILITIES	
Accounts payable and accrued expenses	$ 3,456,548
Commitments and contingencies	
MEMBERS' CAPITAL	9,606,977
	$ 13,063,525

See notes to consolidated statement of financial condition

NOTE A - NATURE OF BUSINESS

CF Global Trading, LLC (the "Parent"), a Delaware limited liability company, was organized on April 18, 2000. The Parent is a registered broker-dealer and a member of the National Association of Securities Dealers. The Parent was organized for the principal purpose of engaging in international securities brokerage business and acts as an agency or introducing broker for institutional customers. It clears all transactions through other broker-dealers on a fully disclosed basis. The Parent shall continue until December 18, 2018 and thereafter from year to year unless dissolved before such date, as allowed for in the Amended Limited Liability Company Agreement (the "Agreement").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Principles of consolidation:

The financial statements of CF Global Trading, LLC and subsidiaries (collectively, the "Company") include the accounts of CF Global Trading, LLC and its wholly owned subsidiaries CF Global (HK) Limited, incorporated in Hong Kong and CF Global Trading (UK) Limited, incorporated in the United Kingdom. All intercompany transactions and balances have been eliminated in consolidation.

[2] Cash and cash equivalents:

The Company considers money market funds and all investment instruments purchased with a maturity of three months or less to be cash equivalents.

[3] Commissions:

Commissions and related clearing expenses are recorded on a trade date basis.

[4] Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, while income statement accounts are translated at average exchange rates for the year.

[5] Securities valuation:

Securities listed on a national securities exchange are valued at their last sales price. Securities which are not listed on a national securities exchange are valued at their last closing bid prices if held long by the Company and their last closing asked prices if held short by the Company. Securities for which exchange quotations are not readily available are valued using estimated fair values as determined by the Managing Member in good faith using consistently applied methods and procedures established by the Managing Member. Investments in limited partnerships for which exchange quotations are not readily available are valued by the Managing Member based upon the net asset value as provided by the underlying investment manager.

[6] Furniture, equipment and leasehold improvements:

Depreciation is provided using the straight-line method over the estimated useful lives of the assets of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or term of the lease, whichever is shorter.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Income taxes:

The Parent is a limited liability company and is not subject to taxation; however, the members are required to report their share of the Company's income and loss items on their individual tax returns.

[8] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

[9] New accounting pronouncement:

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective beginning the first fiscal year that begins after November 15, 2007. Management is currently evaluating the impact, if any, of the adoption of SFAS 157 on its financial statements.

NOTE C - MEMBERS' CAPITAL

Income and losses are allocated among the members based on their participating percentages, as defined in the Agreement.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2006, the Company had net capital of $2,896,518, which was $2,646,518 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 1.19 to 1.

CF Global (HK) Limited is a securities dealer licensed by the Hong Kong Securities and Futures Commission, and is required to maintain liquid capital of $384,615 as of December 31, 2006. As of December 31, 2006, CF Global (HK) Limited is in compliance with this requirement.

CF Global Trading (UK) Limited is a securities dealer licensed by the Financial Services Authority and is required to maintain liquid capital of $266,446 plus 92% of illiquid assets in excess of 25% of its net assets, which at December 31, 2006 was $29,295. As of December 31, 2006, CF Global Trading (UK) Limited is in compliance with this requirement.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)2(i) of such rule.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
December 31, 2006

NOTE E - COMMITMENTS AND CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. The Company utilizes clearing brokers that are highly capitalized and members of major securities exchanges.

The Company occupies office space under various noncancelable operating leases with terms expiring through 2010. Minimum rental commitments under noncancelable leases are as follows:

2007	$ 207,398
2008	204,572
2009	63,123
2010	45,000
	$ 520,093

NOTE F - RELATED PARTY TRANSACTIONS

During 2005, the Parent subleased office space on a month to month basis from one of its members. The Company vacated this space in January 2006 and entered into a five year non-cancelable lease at another location with an unrelated party. The former landlord claimed there was a lease agreement for a term to expire in 2012 with remaining rent due of $533,000. In April 2006, the Company entered into an agreement with the member (and former landlord) whereby the member's interest in the Company was terminated and the Company paid the member $1,010,000 in full settlement of all the member's claims.